UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Cowen Group, Inc

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

223622 101

(CUSIP Number)

Gavin Burke

UniCredit S.p.A.

c/o Bayerische Hypo- und Vereinsbank AG

150 East 42nd Street

New York, New York 10017

Tel.: (212) 672-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS BA Alpine Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BA Alpine Holdings, Inc. is organized under the laws of the State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,616,284
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,616,284
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,616,284
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IV, OO

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS UniCredit Bank Austria AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UniCredit Bank Austria AG is organized under the laws of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,616,284
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,616,284
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,616,284
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 223622 101

1.	NAMES OF REPORTING PERSONS UniCredit S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ See Item 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UniCredit S.p.A. is organized under the laws of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,330,166
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,330,166
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,330,166
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 599 Lexington Avenue, 20th Floor, New York, New York 10022.

Item 2.	Identity and Background

(a) This Schedule 13D is filed jointly by (i) BA Alpine Holdings, Inc. (“BA Alpine”), which is a corporation organized under the laws of the State of Delaware, (ii) UniCredit Bank Austria AG (“Bank Austria”), which is a joint-stock company organized under the laws of Austria and (iii) UniCredit S.p.A. (“UniCredit”), which is a joint-stock company organized under the laws of Italy (all of the foregoing, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal business and principal office of BA Alpine is located at 685 Yacht Drive, P.O. Box 31362, West Bay, Grand Cayman KY1-1206, Cayman Islands. The address of the principal business and principal office of Bank Austria is located at Schottengasse 6-8, 1010 Vienna, Austria. The address of the principal business and principal office of UniCredit is located at Piazza Cordusio 2, 20123 Milan, Italy. UniCredit’s registered office is located at Via A. Specchi, 16, 00186 Rome, Italy.

(c) The principal business of BA Alpine is to own investments in certain U.S. based entities, which consist primarily of real estate private equity funds and investment management firms. The principal business of Bank Austria is providing banking and other financial services in Austria and internationally. The principal business of UniCredit is providing banking and other financial services in Italy and internationally.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations). To the best knowledge of each Reporting Person, none of such Reporting Person’s executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations).

(e) During the last five years, neither BA Alpine nor Bank Austria has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, other than the receipt of minor administrative sanctions from time to time, including as it relates to the reporting of UniCredit’s shareholdings, none of which are material, individually or in the aggregate, UniCredit has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of each Reporting Person, none of such Reporting Person’s executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with to such laws.

(f) BA Alpine is a corporation organized under the laws of the State of Delaware and is a directly wholly-owned subsidiary of Bank Austria. Bank Austria is a joint-stock company organized under the laws of Austria and is a directly wholly-owned subsidiary of UniCredit. UniCredit is a joint-stock company organized under the laws of Italy.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I attached hereto. Except as otherwise indicated, the business address of each director and executive officer of Bank Austria listed on Schedule I is Schottengasse 6-8, 1010 Vienna, Austria. Except as otherwise indicated, the business address of each director of UniCredit listed on Schedule I is Via San Protaso, 3, 20121 Milan, Italy and the business address of each executive officer of UniCredit listed on Schedule I is Piazza Cordusio, 2, 20123 Milan, Italy.

Item 3.	Source and Amount of Funds or Other Consideration

On November 2, 2009, the transactions (the “Transactions”) contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of June 3, 2009 (the “Transaction Agreement”), by and among the Issuer, Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) (“Cowen Holdings”), Lexington Merger Corp. (“Merger

Sub”), Ramius LLC (f/k/a Park Exchange LLC) (“Ramius”) and RCG Holdings LLC (“RCG”), were consummated. Upon the closing of the Transactions, Merger Sub merged with and into Cowen Holdings, with Cowen Holdings being the surviving corporation and becoming a wholly-owned subsidiary of the Issuer; and Ramius, a wholly-owned subsidiary of the Issuer, acquired substantially all of the assets and assumed substantially all of the liabilities of RCG. At the closing of the Transactions, 37,536,826 shares of the Issuer’s Class A Common Stock were issued to RCG (the “RCG Issued Shares”). BA Alpine holds a nonvoting ownership interest in RCG based upon BA Alpine’s capital contributions to RCG. In respect of its nonvoting ownership interest in RCG, 8,518,685 of the RCG Issued Shares are attributable to BA Alpine (the “BA Alpine Shares”) as such shares underlie BA Alpine’s capital in RCG (the “BA Alpine Shares”). Pursuant to the terms of the RCG Operating Agreement (as defined in Item 6), BA Alpine is currently not permitted to withdraw any of its capital from RCG. Beginning the day after the six-month anniversary of the closing of the Transactions, BA Alpine is permitted to withdraw its capital from RCG to the extent that after such withdrawal, BA Alpine, together with its affiliates and permitted transferees, has not disposed of, or will not have the right to direct the disposition of, greater than 50% of the aggregate number of Shares owned or attributable to BA Alpine and its affiliates as of the closing of the Transactions. Upon a withdrawal of capital by BA Alpine, RCG will distribute to BA Alpine, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG Operating Agreement) or (ii) cash, in which instance RCG will sell Shares attributable to BA Alpine on or prior to effectiveness of such withdrawal and will use the net cash proceeds of such sale to satisfy the withdrawal request in cash.

In addition, on November 2, 2009, in connection with the Transactions and pursuant to the Asset Exchange Agreement (as defined in Item 6), HVB Alternative Advisors LLC (“HVB Alternative Advisors”), a subsidiary of UniCredit, sold its fifty percent interest in a fund of hedge funds joint venture to a subsidiary of the Issuer in exchange for, among other consideration, 2,713,882 shares of the Issuer’s Class A Common Stock (the “Asset Exchange Stock”).

References to and descriptions of the Transaction Agreement, the RCG Operating Agreement and the Asset Exchange Agreement set forth above in this Item 3 and elsewhere in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement, a copy of which is attached hereto as Exhibit 99.2, the RCG Operating Agreement, a copy of which is attached hereto as Exhibit 99.3, and the Asset Exchange Agreement, a copy of which is attached hereto as Exhibit 99.4.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein. The BA Alpine Shares became attributable to the Reporting Persons upon the consummation of the Transactions. Pursuant to the terms of the RCG Operating Agreement, the Reporting Persons are deemed to have acquired beneficial ownership of a portion of the BA Alpine Shares through the passage of time from the date of the closing of the Transactions. Pursuant to the terms of the Asset Exchange Agreement, UniCredit acquired beneficial ownership of the Asset Exchange Shares upon the consummation of the Transactions.

Pursuant to the terms of the Asset Exchange Agreement, BA Alpine has the right to designate one person to the Issuer’s Board of Directors (the “Board”), subject to BA Alpine, together with its affiliates, maintaining certain minimum beneficial ownership thresholds of the Issuer’s Class A Common Stock. Subject to (i) applicable law, (ii) stock exchange requirements and (iii) BA Alpine, together with its affiliates, maintaining certain minimum beneficial ownership thresholds of the Issuer’s Class A Common Stock, the Issuer is required to use its reasonable best efforts to cause the director designated to the Board by BA Alpine to be a member of each committee of the Board.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above and in Item 6, the Reporting Persons may seek to dispose of the Issuer’s securities from time to time, and/or seek to directly or indirectly acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D, although, subject to the agreements described above, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and the director designated by BA Alpine may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The following disclosure assumes that there are 74,729,834 shares of the Issuer’s Class A Common Stock outstanding as of March 12, 2010, which figure is based on a communication received from the Issuer.

(b) Pursuant to Rule 13d-3 under the Exchange Act, BA Alpine may be deemed to beneficially own 5,616,284 shares of the Issuer’s Class A Common Stock, which would constitute 7.5% of the Issuer’s outstanding Class A Common Stock. The 5,616,284 figure represents the number of shares of the Issuer’s Class A Common Stock that BA Alpine would be permitted under the RCG Operating Agreement to have distributed to it, or disposed of on its behalf, beginning the day following the six-month anniversary of the closing of the Transactions. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that BA Alpine is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of BA Alpine, Bank Austria has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. As a result, Bank Austria may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Bank Austria is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of Bank Austria, UniCredit has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. As a result, UniCredit may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that UniCredit is the beneficial owner of any of the BA Alpine Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. As the indirect corporate parent of HVB Alternative Advisors, UniCredit has the power to direct the voting of and disposition of the Asset Exchange Stock held by HVB Alternative Advisors. As a result, UniCredit is deemed to beneficially own the Asset Exchange Stock. Accordingly, UniCredit may be deemed to beneficially own, in the aggregate, 8,330,166 shares of the Issuer’s Class A Common Stock, which represents the 2,713,882 Shares constituting the Asset Exchange Stock and the 5,616,284 Shares of BA Alpine Stock that UniCredit may be deemed to beneficially own. The 8,330,166 Shares that UniCredit may be deemed to beneficially own would constitute 11.1% of the Issuer’s outstanding Class A Common Stock.

Except as disclosed herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of the Issuer’s Class A Common Stock.

(c) No Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Class A Common Stock.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 with respect to the Transaction Agreement, the RCG Operating Agreement and the Asset Exchange Agreement and the information set forth in Item 4 with respect to the Asset Exchange Agreement are incorporated into this Item 6 by reference.

Asset Exchange Agreement

On November 2, 2009, the transactions (the “Exchange Transactions”) contemplated by that certain Asset Exchange Agreement, dated June 3, 2009 (the “Asset Exchange Agreement”), by and among HVB Alternative Advisors, Bayerische Hypo- und Vereinsbank AG (“HVB AG”), RCG, Cowen Holdings, the Issuer and Merger Sub, were consummated. Upon the closing the Exchange Transactions, HVB Alternative Advisors transferred to Merger Sub, its fifty percent interest in Ramius Fund of Funds Group LLC (the “JV Interest”), a fund of hedge funds joint venture. As consideration for the transfer of the JV Interest, the Issuer, on behalf of Merger Sub, delivered to HVB Alternative Advisors 2,713,882 shares of the Issuer’s Class A Common Stock, along with an amount of cash consideration. Until the second anniversary of the closing of the Exchange Transactions, the shares received by HVB Alternative Advisors as a part of the Exchange Transactions (defined above as the “Asset Exchange Shares”) may not be transferred by HVB Alternative Advisors if, after such transfer, HVB Alternative Advisors and its affiliates would beneficially own less than fifty percent of the aggregate number of the Issuer’s Class A Common Stock that were attributed to HVB Alternative Advisors and its affiliates as of the closing of the Exchange Transactions, including those Shares attributable to BA Alpine’s nonvoting ownership interest in RCG. The transfer restriction described above will terminate upon the occurrence of certain “Lock-Up Termination Events” as defined in the Asset Exchange Agreement.

RCG Operating Agreement

In connection with the Exchange Transactions, the operating agreement of RCG (the “RCG Operating Agreement”) was amended to, among other things, alter the distribution mechanics relating to each member’s capital in RCG. As a result of such amendment, BA Alpine is prohibited from withdrawing any of its capital from RCG prior to the date that is one day after the six-month anniversary of the closing of the Exchange Transactions. Additionally, prior to the second anniversary of the closing of the Exchange Transactions, BA Alpine is only permitted to withdraw its capital from RCG to the extent that after such withdrawal, BA Alpine, together with its affiliates and permitted transferees, has not disposed of, or will not have the right to direct the disposition of, greater than fifty percent of the aggregate number of Shares owned or attributable to BA Alpine and its affiliates as of the closing of the Transactions, including those Shares delivered to HVB Alternative Advisors pursuant to the Asset Exchange Agreement. The transfer restriction described above will terminate upon the occurrence of certain “Lock-Up Termination Events” as defined in the RCG Operating Agreement.

Pursuant to the terms of the RCG Operating Agreement, upon a withdrawal of capital by BA Alpine, RCG will distribute to BA Alpine, at its election, either (i) Shares underlying the withdrawn capital (subject to certain provisions set forth in the RCG Operating Agreement) or (ii) cash, in which instance RCG will sell Shares attributable to BA Alpine on or prior to effectiveness of such withdrawal and will use the net cash proceeds of such sale to satisfy the withdrawal request in cash.

Registration Rights Agreement

On November 2, 2009, in connection with the Transactions, BA Alpine, HVB Alternative Advisors and HVB AG entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with RCG and the Issuer, a copy of which is attached hereto as Exhibit 99.5. The Registration Rights Agreement provides BA Alpine and certain of its affiliates with certain demand and piggyback registration rights. These registration rights are subject to certain customary blackout and cutback provisions, and the Registration Rights Agreement contains customary indemnification and other provisions with respect to such registration rights.

Joint Filing Agreement

On March 12, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

References to and descriptions of the Registration Rights Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.5.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated March 12, 2010, among the Reporting Persons (filed herewith).

99.2	Transaction Agreement and Agreement and Plan of Merger, dated June 3, 2009, by and among Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.), Cowen Group, Inc. (f/k/a LexingtonPark Parent Corp.), Lexington Merger Corp., Ramius LLC (f/k/a Park Exchange LLC) and RCG Holdings LLC (f/k/a Ramius LLC) (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) on June 5, 2009).

99.3	Fourth Amended and Restated Limited Liability Company Agreement of RCG Holdings LLC (f/k/a Ramius LLC), dated as of November 2, 2009, by and among C4S & Co. L.L.C. and the Members party thereto (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by RCG Holdings LLC (f/k/a Ramius LLC) on November 12, 2009).

99.4	Asset Exchange Agreement, dated as of June 3, 2009, entered into by and among Ramius LLC, HVB Alternative Advisors LLC, Bayerische Hypo- und Vereinsbank AG, Cowen Group, Inc., LexingtonPark Parent Corp. and Lexington Merger Corp. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) on June 5, 2009).

99.5	Registration Rights Agreement, dated as of November 2, 2009, among Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.), RCG Holdings LLC (f/k/a Ramius LLC), BA Alpine Holdings, Inc., Bayerische Hypo-und Vereinsbank AG and HVB Alternative Advisors LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.) on November 5, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2010

BA ALPINE HOLDINGS, INC.

By:	/s/ GAVIN BURKE
Name:	Gavin Burke
Title:	Attorney-in-Fact

By:	/s/ AARON WITTE
Name:	Aaron Witte
Title:	Attorney-in-Fact

UNICREDIT BANK AUSTRIA AG

By:	/s/ GAVIN BURKE
Name:	Gavin Burke
Title:	Attorney-in-Fact

By:	/s/ AARON WITTE
Name:	Aaron Witte
Title:	Attorney-in-Fact

UNICREDIT S.P.A.

By:	/s/ SERGIO PIETRO ERMOTTI
Name:	Sergio Pietro Ermotti
Title:	Deputy CEO and Head of CIB & PB Strategic Business Area

SCHEDULE I

BA ALPINE HOLDINGS, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship

Josef Duregger	Director, President and Treasurer of BA Alpine Holdings, Inc.; Head of Participations, UniCredit Bank Austria AG	Renngasse 2 A-1010 Vienna Austria	Austria

Nicola Corsetti	Director, Vice-President and Secretary of BA Alpine Holdings, Inc.; Chief Operating Officer, Corsa Financial, Ltd. And Admiral Administration Ltd.	685 Yacht Drive P.O. Box 31362 West Bay, Grand Cayman KY1-1206 Cayman Islands	United States

Schedule I – Page 1

UNICREDIT BANK AUSTRIA AG

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Country of Citizenship

Willibald Cernko	Chief Executive Officer of UniCredit Bank Austria AG	Austria

Federico Ghizzoni	Deuputy CEO of UniCredit Bank Austria AG	Italy

Helmut Bernkopf	Member of Management Board of UniCredit Bank Austria AG	Austria

Jürgen Danzmayr	Member of Management Board of UniCredit Bank Austria AG	Austria

Rainer Hauser	Member of Management Board of UniCredit Bank Austria AG	Germany

Carlo Vivaldi	Member of Management Board and CFO (Finance) of UniCredit Bank Austria AG	Italy

Stephan Winkelmeier	Member of Management Board and CRO (Risk Management) of UniCredit Bank Austria AG	Germany

Alessandro Profumo	Chairman of Supervisory Board of UniCredit Bank Austria AG and CEO of UniCredit S.p.A.	Italy

Erich Hampel	Deputy Chairman of Supervisory Board of UniCredit Bank Austria AG and various other board memberships	Austria

Sergio Ermotti	Member of Supervisory Board of UniCredit Bank Austria AG and Deputy CEO of UniCredit S.p.A.	Switzerland

Paolo Fiorentino	Member of Supervisory Board of UniCredit Bank Austria AG and Member of Management Committee of UniCredit S.p.A.	Italy

Candido Fois	Member of Supervisory Board of UniCredit Bank Austria AG and Member of Board of Directors of UniCredit Corporate Banking S.p.A.	Italy

Wolfgang Heinzl	Member of Supervisory Board of UniCredit Bank Austria AG and various other board memberships	Austria

Adolf Lehner	Member of Supervisory Board of UniCredit Bank Austria AG and various other board memberships	Austria

Roberto Nicastro	Member of Supervisory Board of UniCredit Bank Austria AG and Member of Management Committee of UniCredit S.p.A.	Italy

Vittorio Ogliengo	Member of Supervisory Board of UniCredit Bank Austria AG and Member of Management Committee of UniCredit S.p.A.	Italy

Emmerich Perl	Member of Supervisory Board of UniCredit Bank Austria AG	Italy

Franz Rauch	Member of Supervisory Board of UniCredit Bank Austria AG and various other board memberships	Austria

Josef Reichl	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Schedule I – Page 2

Name	Present Principal Occupation	Country of Citizenship

Karl Samstag	Member of Supervisory Board of UniCredit Bank Austria AG and Chairman of the Board of Bank Austria Creditanstalt Wohnbaubank AG	Austria

Wolfgang Sprißler	Member of Supervisory Board of UniCredit Bank Austria AG and Deputy Chairman of the Supervisory Board of Bayerische- under Vereinsbank AG	Germany

Robert Traunwieser	Member of Supervisory Board of UniCredit Bank Austria AG and Deputy Chairman of Supervisory board of Bayerische Hypo- und Vereinsbank	Austria

Barbara Wiedernig	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Schedule I – Page 3

UNICREDIT S.P.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Country of Citizenship

Dieter Rampl	Director of UniCredit S.p.A. and various other positions with, and board memberships in, Italian and German companies and institutions	Austria

Luigi Castelletti	Director of UniCredit S.p.A. and Liquidator of Favini S.p.A.	Italy

Farhat Omar Bengdara	Director of UniCredit S.p.A. and Governor of Central Bank of Libya	Lybia

Vincenzo Calandra Buonaura	Director of UniCredit S.p.A. and Director of Credito Emiliano S.p.A.	Italy

Fabrizio Palenzona	Director of UniCredit S.p.A. and various other positions with, and board memberships in, Italian institutions	Italy

Alessandro Profumo	Director, CEO and General Manager of UniCredit S.p.A.	Italy

Giovanni Belluzzi	Director of UniCredit S.p.A. and Contract Lecturer at University of Ferrara	Italy

Manfred Bischoff	Director of UniCredit S.p.A. and various other positions with, and board memberships in, Italian and German companies	German

Enrico Tommaso Cucchiani	Director of UniCredit S.p.A. and “Vorstand” Member of Allianz SE	Italy

Donato Fontanesi	Director of UniCredit S.p.A; Chairman of Fondazione Coopsette and Member of Management of Coopsette	Italy

Francesco Giacomin	Director of UniCredit S.p.A. and CEO of IES.CO S.r.l.	Italy

Piero Gnudi	Director of UniCredit S.p.A. and Certified Public Accountant with the Studio Gnudi Professional Association	Italy

Friedrich Kadrnoska	Director of UniCredit S.p.A. and various other positions with, and board memberships in, companies and institutions	Austria

Marianna Li Calzi	Director of UniCredit S.p.A. and Member of Commissione per il Futuro di Roma Capitale	Italy

Salvatore Ligresti	Director of UniCredit S.p.A. and various other positions with, and board memberships in, companies and institutions	Italy

Luigi Maramotti	Director of UniCredit S.p.A. and Chairman of the Board of Directors of Max Mara S.a.S.	Italy

Antonio Maria Marocco	Director of UniCredit S.p.A. and Owner of Studio Antonio Maria Marocco e Notai Associati in Turin	Italy

Carlo Pesenti	Director of UniCredit S.p.A. and Managing Director of Italcementi	Italy

Schedule I – Page 4

Name	Present Principal Occupation	Country of Citizenship

Lucrezia Reichlin	Director of UniCredit S.p.A. and Professor at London Business School	Italy

Hans-Jürgen Schinzler	Director of UniCredit S.p.A. and Chairman of the Supervisory Board of Munich Reinsurance Company	Germany

Theodor Waigel	Director of UniCredit S.p.A. and Lawyer at GSK Stockmann & Kollagen	Germany

Anthony Wyand	Director of UniCredit S.p.A. and various other positions with, and board memberships in, companies and institutions	United Kingdom

Franz Zwickl	Director of UniCredit S.p.A. and Chairman of the Supervisory Board of AV-Z Holding S.p.A.	Austria

Roberto Nicastro	Deputy CEO and Deputy General Manager (Retail) of UniCredit S.p.A.	Italy

Sergio Pietro Ermotti	Deputy CEO and Deputy General Manager (CIB & PB) of UniCredit S.p.A.	Switzerland

Paolo Fiorentino	Deputy CEO and Deputy General Manager (GBS) of UniCredit S.p.A.	Italy

Nadine Faruque	General Counsel & Group Compliance Officer of UniCredit S.p.A.	Switzerland

Federico Ghizzoni	CEE Banking Operations Manager of UniCredit S.p.A.	Italy

Karl Guha	Chief Risk Officer of UniCredit S.p.A.	Netherlands

Marina Natale	Chief Financial Officer of UniCredit S.p.A.	Italy

Salvatore Piazzolla	Human Resources Manager of UniCredit S.p.A.	Italy

Schedule I – Page 5